SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON AUGUST 5TH, 2011

DATE, TIME AND PLACE: On August 5th, 2011, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, Nr. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Shareholders representing over than 2/3 (two thirds) of the capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Manoel Horacio Francisco da Silva, Chairman of the Board of Directors, Paolo Stoppaccioli, Human Resources Officer, Marcello Elias Dias Curvelo, responsible for planning, cost and compensation area, as well as the representative of the law firm Bocater, Camargo, Costa e Silva.

BOARD: Chairman – Mr. Manoel Horacio Francisco da Silva; Secretary – Mr. Fernando Vieira Loureiro.

CONVENING AND PUBLICATIONS: Call Notice published on July 21st, 22nd and 25th, 2011, on pages 6, 10 and 13 of the Official Gazette of the State of Rio de Janeiro; B7, C3 and B2 of the Valor Econômico; and A-13, A-9 and A-13 of the Jornal do Commercio, respectively.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAWING OF MINUTES: (1) Reading of documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to the provided for in Section 130, paragraph 1, of the Brazilian Law Nr. 6,404/1976; and (3) It was authorized the drawing up of these minutes as a summary and publication thereof without the signatures of all shareholders, as provided for in Section 130, paragraphs 1 and 2, of the Brazilian Law Nr. 6,404/1976, respectively.

AGENDA: (1) To resolve on the Company’s Long Term Incentive; (2) If approved the matter in item (1) above, to resolve on the setting of maximum global compensation to the Company’s managers, resolved on the Company’s annual shareholders’ meeting held on April 11th, 2011, view of the potential increase in their variable compensation, as a consequence of the implementation of Company’s Long Term Incentive; and (3) Ratify the appointment, by co-optation, of a member from the Company’s Board of Directors, held on the Board of Directors’ meeting held on July 20th, 2011, as set forth in the Section 150 of the Brazilian Law Nr. 6,404/1976 and in Section 20, paragraphs second and forth of Company’s By-laws.

RESOLUTIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved: (1) According to the documents previously made available on the website of the Investor Relations of the Company, to approve, by majority of votes pronounced, the Company’s Long Term Incentive Plan, which shall be filed in the Company`s headquarters; (2) Due to the approval above, to approve, by majority of votes pronounced, the setting of maximum global compensation to the Company’s managers, resolved on the Annual Company’s annual shareholders’ meeting held on April 11th, 2011, view of the potential increase in their variable compensation, as a consequence of the implementation of Company’s Long Term Incentive; and (3) To ratify, by majority of votes pronounced, the appointment, by co-optation, of Mr. Oscar Cicchetti, Italian citizen, married, engineer, bearer of the Italian passport Nr. AA2682651, valid until May, 9th, 2018, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under Nr. 060.928.917-94, domiciled at Avenida das Américas, Nr. 3,434, Block 1, 7th floor – part, Barra da Tijuca, in the City and State of Rio de Janeiro, as a member of the Company’s Board of Directors, pursuant Section 150 of the Brazilian Law Nr. 6,404/1976 and in Section 20, paragraphs second and forth of Company’s By-laws, according to the approval of the Company’s Board of Directors held on July 20th, 2011. It shall be recorded hereby that Mr. Oscar Cicchetti presented the statement provided in the CVM Instruction Nr. 367/2002, according set forth in the Section 147 of the Brazilian Law Nr. 6,404/1976, at the moment of execution of his instrument of appointment and documents pursuant to the provided for in Sections 18 and 19 of Company’s By-Laws, which shall be filed in the Company`s headquarters. Due to the resolutions above, the Board of Directors is composed, in this date, by Messrs. Manoel Horacio Francisco da Silva - Chairman, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Andre Mangoni, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Carmelo Furci and Oscar Cicchetti. Such Board Members shall remain in office until the Annual Shareholders’ Meeting to be held in 2013.

CLOSING: Nothing further to discuss, the Chairman of the Meeting Board suspended the works for the necessary time to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Meeting Board and the shareholders identified below.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), August 5th, 2011.

Manoel Horacio Francisco da Silva Chairman of the Board	Fernando Vieira Loureiro Secretary of the Board

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
PP. Kenneth Gerald Clark Junior

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:August 5, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.